                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                      ____________________________________

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)


                                POKER.COM INC.
          (Name of small business issuer as specified in its charter)


Florida                                                   98-0199508
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification Number)


                          #1502 - 1166 Alberni Street
                 Vancouver, British Columbia, Canada, V6E 3Z3
 (Address, including postal code, of registrant's principal executive offices)


                                (604) 689-5998
                    (Telephone number including area code)



   Securities to be registered under Section 12(b) of the Exchange Act: None

     Securities to be registered under Section 12(g) of the Exchange Act:
                                 Common Stock

-------------------------------------------------------------------------------

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                                POKER .COM INC.
                                 Form 10 - SB

                               TABLE OF CONTENTS


                                    Part 1

                                                                                                Page
         Item     1        Description of Business                                               3

         Item     2        Management Discussion and  or Plan of Operation                      22

         Item     3        Description of Property                                              29

         Item     4        Security Ownership of Certain Beneficial Owners
                           Management                                                           30

         Item     5        Directors, Executive Officers, Promoters and control persons         30

         Item     6        Executive Compensation                                               31

         Item     7        Certain Relationships and Related Transactions                       33

         Item     8        Description of Securities                                            34


                                    Part 11

                                                                                                Page
         Item     1        Market Price of and Dividends on the Regsitrant's
                                    Common Equity and Other Shareholder matters                 35

         Item     2        Legal Proceedings                                                    36

         Item     3        Changes in and Disagreements with Accountants on Accounts            36

         Item     4        Recent Sale of Unregistered Securities                               36

         Item     5        Indemnification of Directors and Officers                            37

         Part F/S          Index to Financial Statements                                        39

                                   Part 111

         Item     1        Index to Exhibits                                                    48

2

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                                    PART 1


Item  1        Description of Business
               -----------------------


General Development of business

The company was incorporated in Florida on May 3/rd/, 1989 as Sparta Ventures Corp., In 1998 the company entered into an Agreement with Thermal Ablation Technologies Canada Inc ("Thermal") which had developed a thermal balloon ablation system to eliminate dysfunctional uterine bleeding. The Company's obligation was to raise $3 million to pursue the development of a prototype unit. As a result of this agreement the Company changed its name to Thermal Ablation Technology Corporation on October 8/th/, 1998 The company raised $150,000 in a private placement which it invested into Thermal but was unable to raise any further capital with a result that the deal collapsed. The company retained a 6% interest in Thermal with no further obligation. As the company had up until this time no operating entity it started to scout around for a business opportunity and on reviewing the possibility of purchasing the domain/url www.Poker.com, the Company entered into a purchase agreement with UniNet Technology Inc. ("UniNet") on July, 16/th/ 1999 to purchase the worldwide rights to use and market the URL/Domain www.poker.com for a purchase consideration of $100,000, the issuance of 500,000 shares and a 4% royalty. On August 10, 1999 the company changed its name to Poker.com Inc.

The company is now engaged on the Internet in the business of selling turnkey on-line gaming casino and software sub-licenses and marketing www.poker.com as a poker card room and a gaming portal. The Company (through its wholly owned subsidiary, Casino Marketing SA ("CasinoM") entered into a Master Sub-Licensing Agreement with GamingTech Corporation (a wholly owned subsidiary of Chartwell Technology Inc.) whereby GamingTech provided to Casino Marketing the world rights to sell Casino software licenses. The Company will earn revenue from license fees, royalty fees, advertising and e-commerce.

To induce GamingTech to provide CasinoM with the world wide rights to sell their software licenses CasinoM agreed to purchase a Software License from GamingTech for $100,000 which will enable CasinoM to sell software sub-licenses and sell multiple Casino links to a sub-licensees master casino for $30,000 each.

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The company's principal offices are located at Suite 1502, 1166 Alberni Street,
Vancouver, British Columbia, V6E 3Z3, Canada. The company's telephone number is
(604) 689-5998, and the fax number is (604) 683-6013.

Prior to October, 1999 the company had not been engaged in any active business and had not earned any revenue.



The Internet

The Internet is, without a doubt, the fastest growing telecommunications medium in history. Although the Internet only began to become extensively used by businesses and individuals in 1993, in that six year period, it has grown from virtually nothing to boast an estimated 81 million users worldwide. It took only 5 years for the Internet to reach 50 million users. This compares to 38 years for radio, 13 years for television, and 10 years for cable. All accounts of the future for this amazing medium predict continued growth. And we agree. The Internet is as nothing encountered by our society to date. It allows us all to become publishers of information (or content) that can be viewed by anyone in the world. It allows companies to sell goods and services to a global and rapidly growing market. It allows customers to quickly and easily survey the offerings of thousands of suppliers. It eases communications and it tests the sovereignty of governments whose power and influence have always depended upon physical borders.

The convergence of computers and communications that has manifested itself in the Internet is rapidly changing the world around us. Banking, books, stock trading, groceries, and yes, even gambling are now being offered on the Internet. A mere 5 years ago, few people had not even heard of the Internet, let alone used it. Now, it is almost everywhere and the Internet is rushing headlong towards ubiquity. Newspaper and television ads now feature the distinctive http://www.mybusiness.com/. News shows and press articles direct viewers and readers to "find out more on the web". The Internet is smashing long held paradigms and forcing almost every company in the world to re-evaluate its business plan in the face of this stampeding medium.

Gambling has also entered this digital age. Despite great skepticism, at-home gambling via the Internet established itself in 1998.

- Excerpted from Wagering on the Internet - a strategic analysis of the online gambling industry by River City Group, LLC and Christiansen Capital Advisors, Inc.

With increased consumer support for e-commerce, and a growing confidence in making secure financial transactions online, it is expected that the Internet will soon become a primary source for seeking out and evaluating entertainment choices. Those websites that offer entertainment-driven content with a high level of interactivity through chat and multimedia will attract the most traffic. The interactive component is also evolving, with the convergence of the Internet and the latest video streaming techniques. Fun, participation, and information combine to offer a complete entertainment experience. www.poker.com
                                                                  -------------
offers all of these components.

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Figure 1.  Internet Population

                             [GRAPH APPEARS HERE]

                                   Worldwide
                                   ---------

 1995    1996     1997      1998      1999     2000     2001      2002     2003
25,000  30,000   35,000   142,000   214,000   266,000  358,000  430,000  502,000

                             [GRAPH APPEARS HERE]

                                    US Only
                                    -------

 1995    1996     1997     1998     1999     2000     2001      2002     2003
25,000  30,000   35,000   63,000   86,000   109,000  132,000  155,000  173,000


Source:  Christiansen Cummings Associates Inc.


Competitive Business

     Competition

The online gaming market is new, rapidly evolving and intensely competitive and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost.

The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease-of-use, site content, quality of service, and technical expertise. Many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

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There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

However, to compete with the existing software developers and direct traffic to the Company's sub-licensees, the Company has established www.poker.com as a
                                                         -------------
gaming Portal to encourage potential subscribers to visit the site by offering them general gaming information, free games, free e-mail, an entry point to visit a sub-licensees gaming site, a chat line and forum, a retail e-commerce facility. Based on the portal the company expects to generate substantial traffic to its site. The company has also entered into various contracts to purchase traffic and key words from www.galore.com and www.excite@home.com
                                    --------------     -------------------
respectively which will result in a much higher traffic count to their web site than to most other gaming sites on the Internet.

The Internet has changed the face of gaming, taking it beyond the confines of political and physical boundaries and into the virtual world. More importantly, it has broadened the user base to include every country across the globe.

         Internet Gaming Companies

         A number of public and private companies are competing for market share in the Internet Gaming world.

         CryptoLogic Inc. (Toronto Stock Exchange: CRY)
         CRY is a public company traded on the Toronto Stock Exchange. Cryptologic is a well-known licensor in the software/technology side of the industry. The Company charges licensees an up-front $250,000 licensing fee for use of its 19 casino games, as well as charging 50% of each licensee's net revenue. CRY has two primary technologies. "E-cash" software is an efficient and secure application that utilizes proprietary real-time cryptographic technology to enable secure Internet commerce and information transmission. Internet casino software was first released in 1996 and licensed through the wholly-owned subsidiary Internet Overseas Licensing Limited (IOLL). IOLL's 12 licensees comprise one of the largest segments of the online casino market. CRY's expertise consists of: Internet software development; Internet communications; client/server applications; data security and random number generation; international banking; mathematics; 3D graphics; and animation.

         Starnet Communications International Inc. (NASD OTC BB: SNMM)
         Starnet is primarily a developer, licensor, and provider of online gaming technology and websites. Starnet currently offers online gaming services through its own World Gaming Services, Inc. subsidiary that only serves clientele outside of North America, and through it Softec Systems Carribean, Inc. subsidiary that licenses turnkey online gaming packages to independent licensees. As at the end of June 1999, Starnet had launched websites for 42 licensees. Virtual casino offerings include more than 22 different games such as blackjack, pai gow poker, roulette, and craps. A live sports book is also operational.

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         Starnet charges its licensees a US $100,000 up-front fee, consulting fees, and a percentage of each licensee's net revenues (based on a graduated calculation from 40% of the first US $100,000 down to 15% of any net revenues over US $5,000,000).


         Chartwell Technology Inc. (Alberta Stock Exchange: CWH)
         Prior to becoming involved in the Internet gaming industry, Chartwell was an oil and gas exploration and development based in western Canada. With its acquisition of Gateway Technology Inc. in January 1998, the Company now licenses Java-based Internet Gaming software. The Company's licensing fee charges are $100,000.

         Atlantic International Entertainment, Ltd. (NASD OTC BB:AIEE)
         AIEE develops and markets interactive products and services focused on two major sectors of the gaming industry interactive gaming & wagering and information technology products and services. AIEE develops and markets worldwide private network and interactive gaming and wagering products including its proprietary flagship products, Internet Casino Extension, also known as ICE. AIEE licenses its products to licensed casino operators and sports wagering businesses for a fee of $250,000 to $350,000, depending on the types of products licensed. AIEE has entered into eleven license agreements for the ICE product. The company licenses the "webSports" sportsbook software system to casino operators and sports book businesses. AIEE has entered into seven license agreements for the "webSports" product.

         Intertops Antigua, International Gaming & Entertainment Ltd.
         Intertops operates an online casino and sportsbook. The casino is based in Antigua. The sportsbook accepts US and Canadian currencies.

         You Bet International, Inc. (NASDAQ: UBET)
         UBET is a technology company that specializes in live online event wagering. UBET is an innovator in the areas of content development, network deployment, and management services. UBET currently provides an interactive race and sports environment. UBET's Chairman is also the founder and largest shareholder of Silicon Gaming, Inc. (SGIC).

         Youbet.com, Inc., which recently changed from YouBet International, Inc. to reflect its interest in developing an e-commerce business, is a development stage company engaged in developing PC-based propriety communications software technology to be utilized by consumers for online entertainment purposes. The Company has developed proprietary technology in both the computer and horse racing industries.

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         YouBet is a "closed-loop" Intranet system operating in selected states.
         Thus, the potential market that YouBet can target is narrow. To place a wager on YouBet's system, a customer must open an account with YouBet, open a separate account with Ladbrokes Call-A-Bet, wait for the CD to arrive in the mail, and install it.

         Virtual Gaming Technologies, Inc. (NASD OTC BB: VGTI)
         VGTI has developed expertise in gaming, software development and network integration. It is currently developing an interactive gaming service and virtual casino on the Internet.

         PlayStar Wyoming Holding Corp. (NASD OTC BB: PSCKF)

         Through its PlayStar Limited and Antigua Casino Subsidiaries, operates, promotes and commercializes interactive software-based games of chance. PSCKF's games are offered as an online service accessible worldwide on the Internet.

         CyberGames Inc. (NASD OTC BB: CYGA)
         CYGA (formerly known as World gaming Inc.), an owner of four traditional hotel-based casinos in Costa Rica, acquired 5 Internet casinos in 1998. Currently, CYGA is developing three more online casinos, an operational management and reporting services, and an Internet credit card clearing system with the goal of becoming a fully-integrated Internet services company for the gaming industry. CYGA expects to go online with its projects during 1999 as it begins to implement its growth plan.

         Global Games Corp. (NASD OTC BB: GLOW)
         GLOW develops and licenses software for Internet gaming and non-wagering games on the Internet. GLOW also develops software for commercial Internet services including credit card processing and online check transactions. In addition, GLOW provides management services and consulting to operators of gaming establishments outside the US.

         Total Entertainment Inc. (NASD OTC BB: TTLN)
         TTLN licenses software for Internet gaming. TTLN also provides secure automated transaction processing and proprietary software for Internet clients. In addition, TTLN provides entertainment management, marketing and consulting services.


         Boss Media AB (Sweden - www.bossmedia.com)
                                 -----------------
         Boss Media AB, develops turnkey solutions for online casinos. The Company grants licenses for products needed to create and maintain an online gaming business. The Company provides software, a game server payment system, website design, a marketing platform and services. The product line includes

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         "Seven Card Stud" and "Roulette". Its two subsidiaries are located in
         Antigua. Boss Casinos Ltd. focuses on the daily technical maintenance and operation processing of financial transactions.


         Private Companies

         MicroGaming - (South Africa)
         A private company based in South Africa, MicroGaming develops and sells turnkey Internet casino systems to casino operators and entrepreneurs for a licensing fee of $100,000 (five casino-based games). MicroGaming also assists in the areas banking services, and general consulting/marketing services.

The company, in selling Casino links for $35,000, have created a highly competitive environment

And expect to sell a substantial number of Casino links.

The Company also recognised the fact that the poker card room software that they had purchased from ASF Games is now 2/nd/ generation and are negotiating to purchase a new 3/rd/ generation software licence to compete more aggressively in the marketplace. This software should be available to the Company by mid February, 2000.

Government Regulation of the Internet

There are currently no requirements set out by Government Regulations for approval of Development and/or sale of gaming software or sale of gaming licenses. The Company does not operate a gaming site and is therefore not subject to the regulations proposed under the 'Kyle' bill ( see 'Risks' ). The Company does not propose to sell any gaming licenses to any USA or Canadian entities.

The Company may be subject, both directly and indirectly, to various laws and regulations relating to its proposed business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to gaming on the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations may impede the growth of gaming on the Internet which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company.

The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and could expose the Company to substantial liability. Any new legislation or regulation, or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company.

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The impact of the Kyl Bill, if it is approved by Congress, would make it illegal for anyone from the USA to operate a Casino in the USA or take wagers in the USA or to place wagers in the USA. This could have an negative impact on the revenue generated by the Company's licensees who may derive the bulk of their revenue from wagers emanating from the USA which will in turn affect the revenue earned by the Company from the sub-licensees.

Internet Gaming Industry Regulation

In July 1998, the US Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three times the amount bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the US House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyl (R-Arz.) submitted Bill S.692 to the Senate for consideration. The Bill was passed in November 1999 but it is still questionable as to whether the House of Representatives would view it any differently from the last Internet gaming bill which was turned down.

The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in wide range of attitudes towards gambling. Most states allow some type of gambling, whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.

These opinions have now become common knowledge from various gaming industry analysts including excerpts from Bear Sterns review of the Gaming Industry published in January, 2000 And from leading gaming industry experts such as Sue Schneider


Current Internet Gambling Enforcement

Senator Jon Kyl released his proposed "Internet Gambling Prohibition Act" on March 29, 1999. A similar Bill, also proposed by Senator Kyl, failed to pass in 1998. The current proposed 28 page Bill attempts to ban most forms of gambling on the Internet within US borders. There is no prohibition on individuals placing bets over the Internet. Only "gambling businesses", within US jurisdiction, are proposed to be prohibited. The Bill also outlines several exemptions, some of which are summarized below:

 .    The basic proposal states that it shall be unlawful for a person engaged in a gambling business to use the Internet or any other interactive computer service to place, receive, or otherwise make a bet or wager. The significance of the language is that it does not illegalize the act of gambling on the Internet. Only gambling businesses based and operated within US borders are affected.

 .    Penalties for violators include fines in the amount of total wagers received, or $20,000, whichever is greater, and jail time up to four years. This is significant and, if approved, will limit new participants.

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 .    Several types of gambling are exempted. These include fantasy sports leagues, state lotteries, and certain activities under the Interstate Horseracing Act 1978.

 .    The bill provides that interactive computer service providers shall have no liability for hosting illegal gambling businesses.




State Role in Prohibition of Internet Gambling

Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet gambling within their borders by taking legal action against the website operators. In the following section, measures taken by state offices to prosecute Internet and offshore gambling operations that have transacted business within their states are summarized.

Nevada - In July 1997, Nevada became the first state to pass a law outlawing Internet gambling site. In addition, the law allows for the prosecution of those accepting bets from Nevada residents. The Senate Bill 318 is the first statute to expressly allow licensed race and sports books, off-track betting operators and casinos to accept wagers via the Internet.

Minnesota - The Minnesota Attorney General sued Wager Net Web, a Las Vegas-based company that was preparing to offer sports betting over the Internet, for consumer fraud when the company advertised that its service was legal. The company intended the service to be set up and run by another company located outside the US Subsequently, the company filed an appeal with the state court of appeals claiming that the state did not have jurisdiction over the company since it was not based in Minnesota. In December 1997, a Minnesota state court ruled that the Attorney General does indeed have jurisdiction to prosecute Internet gambling companies. The state is seeking a court order to stop the advertising and civil penalties of at least $25,000. The case reached the Minnesota State Supreme Court, where on May 8, the state court upheld the lower court's ruling. The court, however, did not address the issue of whether Internet gambling itself is illegal.

Wisconsin and Missouri - The Coeur d'Alene Indian Tribe of Idaho, Unistar Entertainment and Executone Information Systems are being sued by the attorneys general of Wisconsin and Missouri over the operation of a national online lottery. The tribe claims that it has the authorization to operate the lottery under the Indian Gaming Regulatory act of 1988 since the computer server operating the games is located on the reservation. The states contend that the gambler must be physically present on the reservation when gambling as opposed to using the Internet. The lawsuit seeks injunctions to stop the operation of the gambling sites in Wisconsin, in addition to fines and consumer restitution.

Missouri - In May 1998 a Missouri judge upheld a civil lawsuit against Interactive Gaming and Communications Corporation (IGCC) by the state's attorney general. IGCC was found to have violated state consumer-protection law, fined $66,000 and ordered to "reject and refuse" all

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applications by Missouri residents. When the company accepted wagers by undercover agents in Missouri, criminal charges were filed against the company's president. The case is still pending.


Environmental Laws

As the Company business is exclusively conducted on the Internet, the Company is not impacted by any environmental issues.


Full Time Employees.

The Company is currently managed by Charlo Barbosa, the President and COO and Mr Michael Jackson, the CEO who works full time in the affairs of the Company. The company contracts out their Investor Relations department, accounting department, Sales and their technical department.

Y2K Compliance

The company's software have been programmed for Y2K compliance.


Business of the Company

The Company has formulated a business model which is being developed in three phases. Each phase is interrelated and overlaps with each other.

         Phase 1

In Phase 1, the Company acquired from UniNet the world wide rights to use and license the url/domain Poker.com. The company also purchased a license from ASF Software Inc. ("ASF") which entitled the Company to sub-license ASF's multi-player `Texas Hold Em' poker software to a third party operator.

The company sold the exclusive rights to use the URL www.poker.com for the
                                                     -------------
operation of an online gaming site and sold a sub-license to use the ASF software to operate a multi-player poker card-room and casino under the www.poker.com domain to Antico Holdings SA (`Antico') of Costa Rica. Under this
-------------
agreement the company will earn revenue from marketing and directing traffic to the sub-licensee's web-site of 20% of the deposits from each player that signs up to play poker.

The Company has developed an opt-in advertising program and will earn revenue from sponsors of the opt-in newsletter program as well as from sales of banner advertising and retail e-commerce product. Poker.com, Inc. intends to partner with some of the largest sites on the Internet that offer products and services such as www.amazon.com (for books on poker, gambling and the strategy of
        --------------
winning), and www.travelocity.com (for airfare tickets to gaming destinations
              -------------------
and travel in general). Poker.com will have its own electronic shopping cart system selling t-shirts, hats, cards and numerous other items.

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         Phase 2

Phase 2 is dedicated to developing a sub-licensing program. The Company through its wholly owned subsidiary, Casino Marketing SA has entered into a Master Sub-license Agreement with Gamingtech Corporation ("Gamingtech") ( a wholly owned subsidiary of Chartwell Technologies Inc ("Chartwell") software developers) which enables the company to market Chartwell's Java based gaming software systems and earn Licensing fees and ongoing royalty fees. The Company has recently set up servers in Costa Rica incorporating the Chartwell software which the Company has sold to Antico Holdings SA who will operate a Master Casino and provide Technical and Administrative services to the Company's future sub-licensees. The software incorporates 19 Casino games played for real money. The Company is also in negotiation with ASFSoftware to represent them under a Master Sub-License Agreement which will enable the company to offer prospective buyers an alternative range of gaming software.

ASF has developed several multi-player games similar to the `Texas Hold Em' multi-player poker now offered at the www.poker.com site. Due to the complexity
                                      -------------
and rich graphical content of this type of software, it requires downloading onto the user's computer hard drive or a CD-Rom version while the Java based Chartwell games require no downloading.

To capitalize on the vast pool of potential players worldwide, Poker.com, Inc. will offer software to its sub-licensees in different language, as they become available from the Licensors, such as Chinese, Spanish, German, French, and Japanese. Each sub-licensee will also be required to become a regular sponsor of opt-in newletter program .

         Games

The Chartwell games include the following

               Pai-gow                       Caribbean Poker
               Blackjack                     Baccarat
               Roulette                      Craps
               Sic Bo                        Video Poker
               Slots

         Services

Poker.com, Inc., through its service agreement with Antico, will be able to provide sub-licensees the following:

         .    Initial Internet gaming license
         .    A virtual casino "theme"
         .    Sophisticated visual and sound effects to create a total gaming experience
         .    Real-time wagering o Secure encrypted merchant accounts and electronic fund transfers
         .    Analysis of all gaming data, including win/loss and monitoring of players' activities
         .    Administration and complete 24hr, 7 days per week support services
         .    Monitoring of all fund flows

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         .   Hosting of server software

         Phase 3

During Phase 3, the Company intends to rapidly build market share through the development of the www.poker.com web-site as a gaming portal. It is the
                   -------------
Company's goal to create a comprehensive gaming portal that will offer gaming enthusiasts and novice players alike, the best in gaming information and software, variety of entertainment and casino games (both free and for money wagering) and a friendly easy-to-use interface.

         Free E-mail

         In conjunction with the development of the portal, Poker.com will offer free web-based e-mail accounts similar to that of www.hotmail.com.
                                                           ---------------
         Users can log in and check their e-mail from any browser, anywhere in the world. Revenue will be generated via banner advertising that will appear at the top of the user's inbox, outbox, saved and sent message screens for maximum exposure. Advertisers will be charged $5 per 1000 email ads. The Company estimates that it will host 20,000 e-mail accounts by the middle of next year. Assuming that an average user would be checking his e-mail 4 times a day, this would generate 16 impressions per user which would result in 320,000 impressions a day - generating revenue of approximately $584,000 per year.


         Banner Advertising

         The Company will offer premium banner space for up to 10 gaming sites. The sites featured will have a 200-word description plus sample screen shots of their web site. They will be charged up to $5,000 per month for each featured site. All banners will be rotated once per hour to ensure that each advertiser attains maximum exposure. Projected banner revenue is estimated at $600,000 per year.


         Affiliation Programs

         Although the Company will derive revenue from affiliation programs to other casino sites, it has not been included as potential revenue as it is currently difficult to quantify.


The Company's Master Software Sub-Licensing Agreement acquired by CasinoM from GamingTech is valid for 3 years commencing November, 1999 with two automatic renewals of 3 years each for a total period of 9 years provided that the agreement has not been breached.

Internet on-line gaming is a global business operating 365 days a year 24 hours a day and is not subject to seasonal conditions.

As the Company only provides gaming software acquired from and developed by third party providers, the company carries no inventory nor does it require research and development capital.


Marketing Strategy

The obvious leveraging power of the Poker.com domain will be immediately utilized at all levels of the marketing strategy. Due to the very nature of a `portal' there will be a revolving roster, and each casino will be linked directly under a specific game-link word. Eventually, the portal will develop as a search engine, which will give the Company the ability to negotiate marketing deals with virtually every interactive entertainment software developer. The
                     -----
Company will require that each sub-licensee and affiliate contribute to the advertising campaigns that the portal coordinates. Each casino sub-licensee will become a sponsor of the poker.com newsletter.

Poker.com, Inc. has developed a comprehensive marketing program that is now being implemented, as real money is currently being wagered at the poker.com site. The program will be customized for specific cultures, including prospective Asian, European, South American, Australian and South African players. As well, the Company's marketing expertise and resources will enhance the ability of its sub-licensees to market their gambling sites. Poker.com, Inc.'s management will assist in coordinating the marketing programs of its sub-licensees and will be actively involved in their development and implementation.

The Company has established its marketing office in Vancouver, BC, Canada. From this marketing office, the Company intends to promote its sub-licensees' Internet gaming websites.

Overview of Operations

Poker.com is presently in its initial growth stage. Key strategic developments to date have included the purchase of the URL www.poker.com in order to capitalize on the globally recognized brand name `poker', the Master sub-license agreement entered into with Chartwell/Gamingtech. and the pending Master sub-license agreement with ASF as well as the development of Poker.com as a gaming portal. Poker.com possesses, what management considers to be, the most up to date gaming technology at the most competitive pricing on the internet which will enable the company to sell a substantial number of sub-licenses and become one of the largest Internet gaming software sellers on the Internet.

The company's infrastructure consists of a management team including Charlo Barbosa who acts as President and Michael Jackson, who acts as CEO , who conduct the day to day management of the company with a group of consultants who are providing investor relations support, sales and marketing , accounting and technical support. The company, in selling turnkey gaming software licenses, provides the hardware and software systems to enable the gaming sub-licenses to operate a casino or multi-player poker card room. The company also offers their licensees introduction to server hosting facilities, administration and banking services as well as legal services in various global jurisdictions.

The company's first sub-licensee, Antico Holdings SA, ("Antico") who are located in Costa Rica, initially purchased the ASF multi-player poker gaming sub-license to operate a card-room subsequently purchased a GamingTech software sub-license to operate an on-line Casino. The company has set up server facilities in Costa Rica, which they have sold, with the sub-licenses, to Antico. The purchase price for the Multi-player Poker software including 2 servers was $200,000 plus an ongoing marketing fee of 20% of all deposits made on the site while the purchase price of the Casino sub-license including the software and 2 servers was $65,000 plus a royalty fee of 25% of the ongoing net profit generated from their Casino. Antico have agreed to provide to the Company's future sub-licensees full Technical and Administrative support including credit card processing and banking.

With the Master sub-license agreements in place, the company expects to achieve rapid market penetration and earn substantial revenue from on-going royalty fees.





                               The Business Plan


Executive Summary

Introduction

Poker.com, Inc. is an Internet Gaming software licensing and marketing Company that has secured the world wide rights to market the www.poker.com web-site for
                                                     -------------
on-line gaming and the world wide rights to market GamingTech Java based Casino software and ASF Games multi-player poker licenses.

Poker.com Inc. is actively working towards establishing www.poker.com as the
                                                        -------------
leading Internet brand name for gaming software. The company is also utilizing its marketing potential and its widely recognized domain to position itself as one of the foremost Internet gaming portals.

Poker.com has no intention of owning nor operating any Internet gaming operation but will act exclusively as marketing agents and software sub-licensors in order to sell casino and multi-player poker software. The company will derive its revenue from selling gaming software licenses and from on going monthly royalty payments from sub-licensees operating their own casinos and multi-player poker card rooms. Revenue will also be generated from marketing fees, advertising, banner sales and e-commerce affiliations.

The company is building up a strong infrastructure to achieve its objectives to become the leading gaming sub-licensor on the Internet and expects to become the largest Internet software supplier within 6 months.

Background

Poker.com, Inc. began trading as a publicly listed company on the NASD OTC Bulletin Board exchange under the symbol 'PKER' on August 19, 1999. Poker.com, Inc. has the exclusive worldwide rights to market the www.poker.com URL until
                                                      -------------
the year 2098. These rights were acquired from UniNet Technology Inc., which had purchased them from the registered owner of the URL, Alacorp.

The company sold their first Multi-Player software license to Antico Holdings SA who launched their card-room for money wagering on October 12/th/ 1999. On November 30/th/ 1999 the Company through their wholly owned subsidiary `Casino Marketing SA.' entered into a world wide Master Sub-License agreement with GamingTech Corporation (a wholly owned subsidiary of Chartwell Technologies Inc.) who have developed a suite of 18 internet Java based casino games, which entitles Poker.com to sell Casino sub-licenses and thereby generate License Fees and monthly royalty payments. The company is currently negotiating with 10 potential licensees to purchase the Casino licenses.

On December 5/th/ 1999 the Company was informed by ASF Games that they have agreed to enter into a sub-licensing agreement whereby Poker.com is granted the world wide rights to sell Multi-player poker software and retain a licensing fee and a monthly royalty from revenue generated by sub-licensees.

Through its exclusive worldwide license to market the www.poker.com URL, the
                                                      -------------
Company has created a number of revenue-generating strategies, which are being implemented and which should produce substantial revenue commencing beginning January, 2000.


Corporate Philosophy

Management of Poker.com, Inc. realized that it would be a costly and lengthy process to develop its own gaming software and compete with a number of established software developers to become sub-licensors. The company decided that in order to take advantage of the lucrative on-line gaming market, it would enter into a Master sub-licensing agreement which would allow the company to sell gaming sub-licenses and earn licensing fees and royalties without the costs associated with software development and upgrades as new technology is developed. This will allow the company to rapidly establish brand awareness and a commanding Internet presence.


Business Development

The Company is developing its business model in 3 phases which are overlapping

In Phase 1, which started on the 12/th/ October 1999, the Company will derive revenue from marketing the poker.com domain and directing traffic to Antico's multi-player poker site in Costa Rica. The Company will earn 20% of each deposit made by a player that the Company directs to Antico's multi-player poker room at www.poker.com.
-------------

During this phase the Company will also be launching its opt-in newsletter. The term opt-in means that the respondent has actively subscribed to the newsletter. Poker.com, Inc. will also offer free web-based e-mail accounts similar to that of Hotmail.com.

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

In phase 2, the Company entered into a Master Sub-licensing Agreement with Chartwell Technologies Inc which will enable the to sell gaming software systems. The Company expects to earn up to $30,000 for each sub-license they sell and to earn a royalty fee of up to 15% from each sub-licensee's gross revenue. The company is also in negotiation with ASF to acquire a Master Sub-license Agreement.

Phase 3 involves the development of the poker.com portal as the site of choice by Internet gaming enthusiasts and the marketing of banner ads.

Portal Development

The primary objective of the www.poker.com web-site is to drive traffic to the
                             -------------
multi-player poker card-room and casino, and to build the site into one of the Internet's top gaming portals, while developing brand loyalty that will translate into return visits to the site. It is the Company's goal to create a comprehensive gaming portal that will offer gaming enthusiasts and novice player alike, the best in gaming information and software, variety of entertainment and casino games, and a friendly easy-to-use interface. The site will constantly be updated to reflect not only the technological and creative advances in the gaming industry but the Company's commitment to long-term growth and excellence. In addition, the site will offer a number of value-added services to encourage visitors to come back to the site regularly including free-e-mail and a comprehensive list of all the online gaming sites on the Internet.

Although the Company is not the first online gaming portal and software licensing company, Poker.com, Inc. has already made www.poker.com one of the
                                                    -------------
most highly trafficked gaming sites on the Internet. With one of the most widely recognized brand names on the Internet, an aggressive marketing strategy, and a full spectrum of the best casino games available, Poker.com, Inc. expects to become the leading gaming portal on the web.

Software Licensing

Poker.com, Inc. will generate significant revenues by sub-licensing gaming software from Chartwell and other gaming software developers. The software technologies will be sub-licensed to prospective and existing casino operators. These types of licensing agreements open up significant opportunities to add a host of alternative casino and card games. It is anticipated that horseracing and a sports-book will also be added in the future. Revenue-sharing agreements will be entered into with other software developers, whereby the Company will share in the licensing fees and royalty fees.

In the future, it is anticipated that the Company may directly develop and/or acquire software technologies.

Marketing Strategy

Poker.com, Inc., with its exclusive rights to market the unique www.poker.com
                                                                -------------
domain, will derive revenue from marketing the poker.com multi-player poker card-room and casino, licensing fees and ongoing royalties from gaming software sub-licensees. Further marketing initiatives that will be implemented include: an opt-in newsletter program, banner advertising and retail e-commerce sales.

Poker.com Inc. has purchased a license from ASF Software Inc. ("ASF") which they have sub-licensed to Antico Holdings SA with the exclusive rights to use the URL www.poker.com to operate an online gaming site and the sub-licensing rights to
-------------
use the ASF software to operate a multi-player poker card-room and casino.

As one of the first components of a comprehensive marketing plan, the Company has contracted with Excite@Home (Nasdaq: ATHM) to position the poker site on the
                    -----------
www.excite.com search engine with links using ten of the most popular poker and
--------------
gambling key words. The company has also entered into an agreement with Galore.com, an Internet portal and search engine, which has agreed to direct up to 900,000 unique visitors to the www.poker.com web-site per month.
                                  -------------

Poker.com., Inc., by virtue of its widely recognized domain alone, is positioned to become the dominant poker gaming site on the web. As a portal, it will be a collaborative gaming website where leading casino operators mutually co-exist and offer the full spectrum of casino games available. In this way, they are able to deliver gaming content to the greatest number of participants possible. The end result is more traffic and additional revenues. As a premier gaming portal, www.poker.com will eventually lead the way in this emerging growth
        -------------
market.

Poker.com, Inc.'s free e-mail service to subscribers further encourages them to return to the site on a daily basis.

Poker.com, Inc. will also promote its users to access its chat rooms. Chat rooms have become a cornerstone of Internet interactivity over the past year. Ninety five percent of all major websites have chat functionality. Similarly, thirty percent of all web activity is chat related. According to Jupiter Research, by 2002, the chat room market will grow to 64 million users.

Poker.com, Inc.'s primary strategy is to promote the www.poker.com brand and
                                                     -------------
strive for an industry leadership position by:

     .    Providing an interesting, friendly and high-interest content site
     .    Focusing on sub-licensing Casino gaming software
     .    Providing an innovative and easy-to-use software program
     .    Acquiring customers efficiently
     .    Maximizing customer retention and loyalty by offering great content
     . Constantly expanding its customer base through multiple marketing channels

Through the use of multiple marketing channels, the Company believes it will be able to reduce its reliance on any one source of customers, maximize brand awareness and lower average customer acquisition costs. The Company will promote its brands through an aggressive marketing campaign using a combination of online and traditional advertising.

Online consumers can easily fall into Internet patterns and evidence suggests that they do not switch online allegiances easily. Poker.com, Inc. will also work at making www.poker.com a starting point for the novice gambler and will
               -------------
capitalize on this opportunity for capturing consumer loyalty. Thus, as traffic flows to the www.poker.com site, the Company will fully capitalize on the
             -------------
interest of these potential players by offering virtually instant access to a variety of Java-based casino games. The cross-platform nature of Java makes it possible to play these games on all major operating systems with no downloading required. This is also a major convenience for users who have slower connections to the Internet.

Marketing channels include:

         Online Advertising

         The Company will advertise on the sites of major Internet content and service providers, and targeted gaming-related sites. This will include search engines and portals.

         Traditional Offline Advertising

         Consumers use offline media channels to research, acquire and service what they spend money for online. The Company will purchase traditional advertising and may attempt to partner with certain traditional media companies to attract new customers. Poker.com, Inc.'s traditional advertising efforts may include radio advertising and print advertising in gaming-related publications, including Cardplayer and Poker Digest.


         Strategic Alliances

         The Company will form strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. The Company will increase the number of alliances it has established with search engines and negotiate to secure exclusive rights, where possible, to place gaming banner advertisements and integrated links to the Poker.com, Inc. sites on certain gaming-related pages.


         Direct Marketing Techniques

         The Company will employ direct marketing techniques to target new and existing customers with communications and promotions.

         Opt-in Newsletter

         Poker.com, Inc. will be launching its opt-in newsletter in December 1999. The term opt-in means that the respondent has actively subscribed to the newsletter. Thus, the newsletter is entirely unsolicited and spam-free. It can also be personalized and include information based on demonstrated customer preferences and prior usage.

         Poker.com, Inc. will attract new subscribers through its webmaster affiliations, paying $.20 to these webmasters for each new sign-up. The Company expects to gain 15,000 new subscribers in the first month, increasing at a rate of 20% per month thereafter. Two newsletter mailings will be distributed each week. The opt-in newsletter is expected to generate revenues of approximately $1 million for Poker.com, Inc. within its first year of operation.

         Banner Advertisements

         Banner advertisements are rectangular graphical/text images that can be positioned in strategic locations on web pages and search engines on the Internet. When a potential customer clicks on a banner, the customer's browser points the customer to the advertiser's homepage. Poker.com, Inc. will pay for banner advertisements on a variety of web pages and search engines and participate in banner exchange programs. As well, the Company may enter into agreements with webmasters to place Company banner advertisements on their homepage in exchange for a commission for each unique customer who clicks through to the www.poker.com homepage, or for a percentage of the profits generated by
         -------------
         the webmasters.

         Submissions to Search Engines

         Potential customers often discover new websites on the Internet from listings on search engines such as Excite.com, Yahoo.com, and Galore.com. The Company will submit its Universal Resource Locator ("URL") and a brief description of its Internet casino gaming website to various search engines so that the information is available to potential customers who use search engines to locate Internet gaming sites. The Company has entered into a $340,000 Contract with Excite to purchase "key words" such as poker, blackjack and bingo . The effect of searching such a key word is that each time a surfer types in the word 'poker' or 'blackjack' or 'bingo' a www.poker.com banner is
                                             -------------
         immediately and prominently displayed.



         Retail E-Commerce/Affiliation Programs

         Poker.com, Inc. intends to enter into affiliation agreements with such popular, high-traffic E-commerce websites as Amazon.com and Travelocity.com. These alliances will assist in drawing traffic to the Poker.com, Inc. web-site when gaming-related inquiries are made through these other high traffic sites. These affiliations will also become an additional source of revenue, as Poker.com, Inc. will receive a commission fee for each purchase/transaction made at these affiliate sites directed from the www.poker.com site.
                                 -------------

         Distribution of CD-ROMs

         America Online (AOL) became the largest Internet Service Provider in the United States by distributing millions of its CDs and floppy disks. This promotional technique worked. AOL now hosts nearly one third of the Internet users in the United States. Therefore, apart from the ability to download the game directly off the Internet, a customer will be able to play the casino games on the www.poker.com website by using
                                                 -------------
         a free companion CD-ROM. Poker.com, Inc. plans to make this CD-ROM accessible to potential players. For example, the Company has distributed a number of CD-Rom discs via CardPlayer Magazine.

Mission Statement

It is Poker.com, Inc.'s mission to become the largest and best developed gaming portal site on the Internet. With exclusive rights to develop and market the www.poker.com domain, the Company will leverage its online presence through a
-------------
multitude of marketing programs.

By offering the highest level of gaming content in this sector, a variety of games and ease of use, Poker.com, Inc. seeks to provide its Internet audience with a truly entertaining experience that will consistently increase the flow of traffic to the site over time. The Company will offer the latest games and software technology and new ways to ensure that sub-licensees and casino operators maintain a competitive advantage over other Internet gaming providers.

It is also Poker.com, Inc.'s mission to position itself as a strong and credible name in the Internet gaming industry. The Company is only developing relationships with reputable and established casino software developers who offer fair and reliable software games. This will help to reassure customers that there are no trust or security issues.


Outlook

Management is committed to the objective of building shareholder value through long-term growth in revenues and net income.

The Company's objective is to offer existing and prospective sub-licensees the most up-to-date technology and games available. This will provide them with a competitive edge in order to support their growth. Management believes that there is an extraordinary future for online gaming and that Poker.com, Inc., with its unique brand name, is poised to become a dominant force in this market. The Company is currently positioning itself to capture a substantial share of the Internet gaming market.


Item 2    Management Discussion and  or Plan of Operation


The Company has had no active business operation from inception to August, 1999 when the Company sold their first Poker card-room sub-license to Antico Holdings SA ("Antico").

In September, 1999 the Company raised $500,000 through a private placement under a Rule 504 exemption and have recently obtained a commitment from three entities to invest $360,000 in a private placement under a rule 506 exemption.

This Form 10-SB contains forward-looking statements. The words, "anticipate", "believe", expect", "plan", "intend", "estimate", "project", "could", "may", "foresee", and similar expressions are intended to identify forward-looking statements. The following discussion and analysis should be read in conjunction with Poker.Com's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB which contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Poker.Com's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

The company will start generating cash flow from marketing the Poker.com web site and from banner advertising on the Poker.com Portal from January, 2000. The company expects to earn approximately $30,000 per month from marketing the poker card-room, $25,000 per month from Banner Advertising and $20,000 from news letter revenue. Revenue from these 3 sources is expected to generate approximately $75,000 per month. The Company also expects to sell 3 licenses per month and earn licensing fees of $90,000 per month and Royalty fees from Casino sub-licensees to commence in or about March, 2000 which should generate another $50,000 per month. Unless something unforeseen happens, Management is of the opinion that the company should generate a minimum of $215,000 revenue per month commencing April, 2000.

The costs associated with earning this revenue comprises office rental, Investor Relations, selling costs, legal and accounting and marketing for a expenditure of approximately $100,000 per month.

The company is negotiating to purchase new multi-player poker gaming software from a third party supplier which the Company will provide to Antico which will allow the Company to sell 3/rd/ generation software licenses to potential third party card-room licensees. This will enable the company to earn greater licensing fees and substantially higher royalty fees. The cost of the new software will be approximately $30,000 in cash and 100,000 shares of stock.

The Master sub-licensing agreement with GamingTech allows the company to provide sub-licensees with all technology and gaming upgrades without any further cost to the Company, the costs being borne by GamingTech and ASF.


The Company has a commitment to pay Chartwell $17,500 per quarter for the purchase of their Software License, commencing February, 2000 and have entered into contract with Excite@home
                   -----------
From whom they have purchased the keywords' poker, blackjack and bingo' at a cost of $14,666 per month for the first quarter of 2000 and increasing to $28,000 per month for the 2/nd/ quarter, $30,175 Per month for the 3/rd/ quarter and $39,800 per month for the 4/th/ quarter.

The Company believes that with the proposed injection of $360,000 from a private placement the company is positioned to finance its development pending positive cash flow revenue from operations starting in March, 2000.

The company's main expense during the next 12 months is for marketing and operating costs. In the event revenue from existing and future sub-licensees does not reach the projections contemplated in this business model, the Company would cut back on their advertising/marketing and promotion costs by re-selling portion of the keywords purchased on excites search engine and reduce the office staff and costs associated with Investor relations which does not generate revenue to the company. The company could possibly reduce overhead costs to $15,000 per month.

The GamingTech technology enables the company to sell multiple Casino links to third party websites. The company proposes to sell the links for $30,000 and also intends to give away links to web masters who web sites with high traffic which they can direct to their Casino Link. In this way the company will be able to "give away" a substantial number of Casino links and earn substantial revenue from on going royalty payments. With the unique knowledge and networking of the company's management the company believes that they will have sold/given-away more Casino licenses than any other gaming software supplier on the Internet by April, 2000.

The financial projections attached indicate a continuous increase in revenue. This is based on revenue from new casino operators and from operators spending more marketing dollars as their revenue increases. The increase is also based on revenue generated from selling advertising banners on the www.poker.com portal.
                                                          -------------

The company does not expect any change to their projected revenue stream from inflation. The company may decide to discount the selling price of the Casino links if sales of licenses slowed down.

The company does not expect to significantly increase their number of total employees or contractors during the next 12 months.


There are certain risks associated with Internet on-line gaming which may affect the company's projected revenue stream such as the following

Risks Related to Government Legislation

Risks Related to Wagering Statutes and Regulations

Internet Gaming Industry Regulation

In July 1998, the US Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites could be sentenced to up to four years in jail and fined up to $20,000. Gamblers who illegally bet via the Internet could receive a jail sentence of up to three months and a fine of either $500 or three times the amount bet. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the US House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyl (R-Arz.) submitted Bill S.692 to the Senate for consideration. The Bill was passed in November, 1999 but it is still questionable as to whether the House of Representatives would view it any differently from the last Internet gaming bill.

The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in wide range of attitudes towards gambling. Most states allow some type of gambling, whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.


Current Internet Gambling Enforcement

Senator Jon Kyl released his proposed "Internet Gambling Prohibition Act" on March 29, 1999. A similar Bill, also proposed by Senator Kyl, failed to pass in 1998. The current proposed 28 page Bill attempts to ban most forms of gambling on the Internet within US borders. There is no prohibition on individuals placing bets over the Internet. Only "gambling businesses", within US jurisdiction, are proposed to be prohibited. The Bill also outlines several exemptions, some of which are summarized below:

 .    The basic proposal states that it shall be unlawful for a person engaged in a gambling business to use the Internet or any other interactive computer service to place, receive, or otherwise make a bet or wager. The significance of the language is that it does not illegalize the act of gambling on the Internet. Only gambling businesses based and operated within US borders are affected.

 .    Penalties for violators include fines in the amount of total wagers received, or $20,000, whichever is greater, and jail time up to four years. This is significant and, if approved, will limit new participants.

 .    Several types of gambling are exempted. These include fantasy sports leagues, state lotteries, and certain activities under the Interstate Horseracing Act 1978.

 .    The bill provides that interactive computer service providers shall have no liability for hosting illegal gambling businesses.


State Role in Prohibition of Internet Gambling

Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet gambling within their borders by taking legal action against the website operators. In the following section, measures taken by state offices to prosecute Internet and offshore gambling operations that have transacted business within their states are summarized.

Nevada - In July 1997, Nevada became the first state to pass a law outlawing Internet gambling site. In addition, the law allows for the prosecution of those accepting bets from Nevada residents. The Senate Bill 318 is the first statute to expressly allow licensed race and sports books, off-track betting operators and casinos to accept wagers via the Internet.

Minnesota - The Minnesota Attorney General sued Wager Net Web, a Las Vegas-based company that was preparing to offer sports betting over the Internet, for consumer fraud when the company advertised that its service was legal. The company intended the service to be set up and run by another company located outside the US Subsequently, the company filed an appeal with the state court of appeals claiming that the state did not have jurisdiction over the company since it was not based in Minnesota. In December 1997, a Minnesota state court ruled that the Attorney General does indeed have jurisdiction to prosecute Internet gambling companies. The state is seeking a court order to stop the advertising and civil penalties of at least $25,000. The case reached the Minnesota State Supreme Court, where on May 8, the state court upheld the lower court's ruling. The court, however, did not address the issue of whether Internet gambling itself is illegal.

Wisconsin and Missouri - The Coeur d'Alene Indian Tribe of Idaho, Unistar Entertainment and Executone Information Systems are being sued by the attorneys general of Wisconsin and

Missouri over the operation of a national online lottery. The tribe claims that it has the authorization to operate the lottery under the Indian Gaming Regulatory act of 1988 since the computer server operating the games is located on the reservation. The states contend that the gambler must be physically present on the reservation when gambling as opposed to using the Internet. The lawsuit seeks injunctions to stop the operation of the gambling sites in Wisconsin, in addition to fines and consumer restitution.

Missouri - In May 1998 a Missouri judge upheld a civil lawsuit against Interactive Gaming and Communications Corporation (IGCC) by the state's attorney general. IGCC was found to have violated state consumer-protection law, fined $66,000 and ordered to "reject and refuse" all applications by Missouri residents. When the company accepted wagers by undercover agents in Missouri, criminal charges were filed against the company's president. The case is still pending.


Risk Factors Related to Poker.com, Inc.'s Operations

Limited Operating History

Poker.com, Inc. has a short operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving and unpredictable business environment and the risk of inability to manage growth. To address these risks, the Company must, among other things, develop and expand its customer base, successfully implement its business and marketing strategies, continue to develop and upgrade website and transaction-processing systems, provide superior customer service, respond to competitive developments, and attract and retain qualified personnel. If the Company is not successful in addressing such risks, it may be materially adversely affected.

Dependence on Continued Growth of Online Commerce

The Company's long-term viability is substantially dependent upon the widespread consumer acceptance and use of the Internet as a medium of commerce. Use of the Internet as a means of effecting monetary transactions is at an early stage of development, and demand and market acceptance for recently introduced services and products over the Internet remains uncertain. The Company cannot predict the extent to which consumers will be willing to shift their gaming habits to online casinos.

The Internet may not become a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or by increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and Poker.com, Inc. in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, the Company would be materially adversely affected.


Competition

The online gaming market is new, rapidly evolving and intensely competitive and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost.

The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease-of-use, site content, quality of service, and technical expertise. Many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, many companies that allow access to transactions through network access or Web browsers promote the Company's competitors and could charge the Company a substantial fee for inclusion.


Need for Additional Funds

The Company's capital requirements depend on several factors, including the rate of market acceptance, the ability to develop and expand the Company's customer base, the level of expenditures for sales and marketing, the cost of website development and upgrades, and other factors. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated. Regardless of when needed, there can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If equity securities are issued in connection with a financing, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operations and finances.

Rapid Technological Change

To become and remain competitive, the Company intends to develop, enhance and improve the responsiveness, functionality and features of proposed sites and develop new features to meet customer needs. The Internet is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices that could render the Company's proposed websites, technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its proposed services, develop new services and technology that address the needs of its proposed customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company is unable to use new technologies effectively or develop and adapt its websites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, it would be materially adversely affected.


System Damage or Failure

Poker.com, Inc.'s sub-licensees' systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and other unforeseen events. Poker.com, Inc.'s business is dependent upon its sub-licensees' communications hardware and computer hardware being operational. A substantial interruption in these systems would adversely affect Poker.com, Inc.'s business.


Dependence on the Communications Infrastructure of the Internet for Transmitting Information

Poker.com, Inc. and its sub-licensees utilize electronic communications and the Internet infrastructure to send and receive information. Poker.com, Inc.'s future success will depend, in significant part, upon the maintenance and growth of this infrastructure and any failure or interruption may have a material adverse effect on Poker.com, Inc.'s business. To the extent that this infrastructure continues to experience an increased numbers of users, increased frequency of use of increased bandwidth requirements of users, Poker.com, Inc. cannot be certain that this infrastructure will be able to support the demands placed on it or that the performance or reliability of this infrastructure will not be adversely affected. Outages and delays in sending or receiving data as a result of damage to portions of this infrastructure could also affect Poker.com, Inc.'s ability to transmit information.

Online Security Risks

If Poker.com, Inc.'s sub-licensees' systems and controls are unable to handle online security risks, its business will be adversely affected. These systems use packet filters, fire-walls, and proxy servers which are all designed to control and filter the data. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology used by Poker.com, Inc. and its sub-licensees to protect subscribers' transaction data. If such a breach of security were to occur, it could cause interruptions in services and loss of data or cessation in service. This may also allow someone to introduce a "virus", or other harmful component causing an interruption or malfunction.

To the extent that activities of Poker.com, Inc. involve the storage and transmission of information such as credit card numbers, security breaches could damage Poker.com, Inc. `s reputation and expose the Company to a risk of loss or litigation and possible liability.

Key Personnel

The Company's success is currently dependent on the ability and experience of its senior management namely; Charlo Barbosa, its President/Chief Operating Officer and Michael Jackson its CEO. In order to manage anticipated growth, the Company has outsourced Investor relations, marketing and administration. Competition for personnel, particularly persons having Internet marketing development and other technical expertise, is intense, and there can be no assurance that the Company will hire additional, qualified personnel. The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

Other Risk Factors

The Company operates in a rapidly changing environment that involves numerous other risks, many of which are beyond the Company's control and which could have a material adverse effect on business, revenues, operating results and financial condition. However, Poker.com, Inc.'s management believes that it is taking necessary steps, wherever possible, to address the key risks to which it will be exposed as it progresses with its planned course of action.

Penny Stock.

Poker.com's securities are subject to the SEC "penny stock" regulations which may limit the ability of broker-dealers to sell Poker.Com's securities and shareholders' ability to sell their shares in the secondary market. The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934. The rules require broker-dealers to make certain disclosures regarding penny stocks to potential buyers, and make a determination based upon information provided by the potential buyer about such buyer's suitability for investing in penny stocks. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.


Item 3    Description of Property
          -----------------------

The Company's headquarters and executive offices are located at #1502-1166 Alberni Street, Vancouver. British Columbia . Canada and the telephone number is
(604) 689-5998. The company leases on a month to month basis, approximately 1,500 sq,ft of space at the aforementioned office, from Virtualynx Internet Inc. a company which is owned by Charlo Barbosa, President of the Company. The monthly rental including reception, administration and technical services is approximately US$3,500 per month.

Item 4    Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the outstanding Common Stock of the company owned of record or beneficially owned by each person of record, or was known by the company to own beneficially more than 5% of the company's common stock, and the name of the shareholding of each Officer and Director and all officers and Directors as a group

Name                               Shares Owned       Percentage of shares Owned
Charlo Barbosa (1) (2)             347,500                         6.1%
1605-7281 Cambie Street
Vancouver V6P 3H4

Michael Jackson (1)(3)             225,000                         3.9%
1574 Angus Drive,
Vancouver. V6J 4H3

ALL EXECUTIVE OFFICERS
AND DIRECTORS AS A GROUP           572,500                        10.0%
(Two Individuals)

All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

(1) These individuals are Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and regulations promulgated under the 1933 Act. Does not include stock options.

(2)  Includes 85,000 stock options.

(3)  Includes 100,000 stock options.


Item 5    Directors, Executive Officers, Promoters and control persons

The following table sets forth the name, age and position of each Director of the Company.

Name                            Age        Position
----                            ---        --------
Charlo Barbosa                  29         President, Chief Operating Officer,
                                           Member of the board of Directors

Michael Jackson               55             Secretary, Chief Executive Officer
                                             Member of the board of Directors


Mr. Barbosa and Mr. Jackson have served as Directors of Poker.com since July 16, 1999. Each Director will serve until the next annual meeting of shareholders and their respective successors are elected and qualified. Charlo Barbosa currently devotes part time to the operation of the business.Michael Jackson currently devotes full time to the operation of the business.


         Officers and Directors of the Company
         -------------------------------------

         Charlo Barbosa, Director. President and COO
         Mr. Barbosa is the president of Virtualynx Internet Inc., a successful web-hosting company with offices in Vancouver, BC, San Jose, Ca and Irvine, Ca. The principal place of business of Virtualynx is #1502-1166 Alberni Street, Vancouver. Virtualynx has in excess of 800 web-hosting clients with over 3000 domains registered. The Company has been in business since April, 1996 and is now the third largest customer of Abovenet Communications (ABOV-Nasdaq) with 45 servers in San Jose and servers in Palo Alto. Prior to 1996 Mr Barbosa was for 3 years senior accountant at Samoth Capital Corporation, a publicly traded company on the Toronto Stock Exchange.

         Michael Jackson, Director, Secretary, CEO
         Mr. Jackson began his career as a corporate and securities lawyer for 11 years before becoming a real estate developer and investment banker. Mr. Jackson has been a Director and President of Hillcon Developments Ltd.,("Hillcon") a real estate development company for the past 6 years. The principal place of Business for Hillcon is 3830 Bridgeport Road, Richmond. BC. Mr Jackson has acted as in-house counsel for a number of public and private companies but has not been a director of any publicly traded company during the past 5 years.



Item 6    Executive Compensation
          ----------------------

         Compensation of Directors and Officers

         The President and CEO are not yet paid a salary but earn a fee of 5% of the gross revenue generated by the company. The President and CEO may be paid a Salary as soon as the Company is in a positive cash flow position.


SUMMARY COMPENSATION TABLE

         The following table sets forth compensation awarded to, earned by or paid to Mr. Barbosa and Mr. Jackson for the designated fiscal years. No executive officer had an annual salary and bonus in excess of $100,000 during the past three fiscal years. Pursuant to paragraph (a)(5) of
         Item 402 of Regulation S-B, the table omits columns that are not applicable to Mr Barbosa or Mr Jackson's compensation.

-----------------------------------------------------------------------
(a)                          (b)       (c)              (d)

Name and Principal           Year      Other Annual     Securities,
Position                               Compensation     Underlying
                                       ($)              Options
                                                        /SARs (#)
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Charlo Barbosa               1999      $10,850  (1)     85,000
President and Director
-----------------------------------------------------------------------
                             1998      --               --
-----------------------------------------------------------------------
                             1997      --               --
-----------------------------------------------------------------------
Michael Jackson, Chief       1999      $10,850  (2)     100,000
Operating Officer and
Director
-----------------------------------------------------------------------
                             1998      --               --
-----------------------------------------------------------------------
                             1997      --               --
-----------------------------------------------------------------------

(1) Mr. Barbosa is compensated by the company in an amount equal to 5% of the gross revenue generated by the company.
(2) Mr. Jackson is compensated by the company in an amount equal to 5% of the gross revenue generated by the company.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information concerning grants of stock options pursuant to stock option plans to the named Executive Officers during the year ended December 31, 1999.

--------------------------------------------------------------------------------------------------------------------
(a)                       (b)                    (c)                     (d)                   (e)

Name                      Number of Securities   % of Total              Exercise or Base      Expiration Date
                          Underlying             Options/SARS Granted    Price ($/Sh)
                          Options/SARS           to Employees in
                          Granted                Fiscal Year
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Charlo Barbosa             70,000                14.9%                   $1.00                 December, 31,2004
President and Director
--------------------------------------------------------------------------------------------------------------------
Michael Jackson, Chief    100,000                21.2%                   $1.00                 December,31, 2004
Operating Officer and
Director
--------------------------------------------------------------------------------------------------------------------

Aggregated Option/SAR Exercise in Last Fiscal Year and FY-End Option/SAR Values

     The following table sets forth certain information concerning exercises of stock options pursuant to stock option plans by the named Executive Officer during the year ended December 31, 1999 and stock options held at year end.


----------------------------------------------------------------------------------------------------------------------
(a)                       (b)                    (c)                     (d)                    (e)

Name                      Shares Acquired on     Value Realized ($)      Number of Securities   Value of Unexercised
                          Exercise (#)                                   Underlying             In-the-Money
                                                                         Unexercised            Options/SARs at
                                                                         Options/SARs at        FY-End ($)
                                                                         FY-End (#)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Charlo Barbosa            0                      0                       0                      0
----------------------------------------------------------------------------------------------------------------------
Michael Jackson           0                      0                       0                      0
----------------------------------------------------------------------------------------------------------------------

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     Stock Options Granted

     On December 15, 1999, Poker.Com granted options on 470,000 common stock, with an exercise price of $1 per share, 240,000 of which expire
     June 30, 2001, and 230,000 of which expire December 31, 2004.

     No options have been exercised to date.

     The Company may in the future create retirement, pension, insurance and reimbursement plans covering its Officers and Directors. At the present time, no such plans exist. No advances have been made by the Company to any of its Officers and Directors.


Item 7    Certain Relationships and Related Transactions
          ----------------------------------------------

In July, 1999 Poker.com Inc acquired the world wide rights to the URL www.poker.com from UniNet in exchange for $100,000 plus 500,000 restricted
-------------
shares of the common stock of Poker.com Inc plus a 4% royalty on gross income. Michael Jackson, a Company Director is also a Director of UniNet.. UniNet acquired the world wide rights to the url www.poker.com
                                          -------------
from Alacorp in an arms length transaction and agreed to pay Alacorp $100,000 plus 250,000 restricted shares plus a 4% royalty. Michael Jackson and Charlo Barbosa (both Directors of Poker.com Inc) each earned 125,000 restricted shares from UniNet as a finders fee and for orchestrating the deal.

Item 8    Description of Securities
          -------------------------

The description of the company's capital stock, following, is a summary which is subject to and qualified by the articles of incorporation and the bylaws, which are included as exhibits to the registration statement and by applicable state law.

Common Stock
------------

The authorised Common Stock of the Company consists of 100,000,000 shares of Common Stock at $0.01 par value per share. And 5,000,000 shares of preferred stock, par value $0.01

The preferred stock may be issued from time to time, with such designations, preferences, conversion rights, qualifications, limitations, restrictions thereof as shall be stated and expressed in the resolution or resolutions provided for the issuance of such Preferred -Stock adopted by the Board of Directors pursuant to the authority of this paragraph given. No preferred shares have been issued to date.

The Company trades on the NASD. OTC BB under the symbol PKER

The holders of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors of the Company (the "Board of Directors"). The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters and cumulative voting is not provided for in connection with the election of the Board of Directors. The holders of common stock have no pre-emptive or subscription rights.

Warrants
--------

The Company has authorised the issuance of 500,000 warrants which were part of the Units sold under the Private Placement 24/th/ September, 1999. The Units comprised on 1 share at $1 plus 1 warrant convertible into I share exercisable at $1. The warrants are exercisable commencing March, 1, 2000 until December, 30/th/, 1999.

No Cumulative Voting
--------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's Directors.

Change of Control
-----------------

In terms of the Section 7 of the by-laws of the corporation, a person acquiring control shares of the Corporation must file an acquiring person statement with the Corporation, failing which the Corporation may, at the discretion of its Board of Directors, redeem the control shares at the fair market value thereof, at any time during the 60 day period after the last acquisition of such control shares.

                                    PART 11


Item 1 Market Price of and Dividends on the Company's Common Equity and other Shareholder Matters

There is a limited public market for the common stock of the company, which currently trades of the NASD OTC.BB under the symbol "PKER". The company's common stock has traded on the OTC B.B. as PKER since the 19/th/ August, 1999. The shares have traded within the last two fiscal years as follows;

                                    High             Low
                                    ----             ---
1998
         1/ST/  Quarter                 75c           37c
         2nd    Quarter                 56c           25c
         3rd    Quarter              $2.06            50c
         4th    Quarter              $2.31            67c

1999
         1/ST/  Quarter                 75c           37c
         2nd    Quarter                 50c           31c
         3rd    Quarter               2.93            49c
         4th    Quarter               1.28            60c


The above quotations have been provided by Bloomberg Professional and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of December 1, 1999 there were 4,700,000 shares of common stock outstanding, held by 45 shareholders of record and by various broker/dealers on behalf of an indeterminate number of street name shareholders.

To date the company has not paid any dividends on such Common Stock and does not expect to pay any dividends in the foreseeable futures. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Company, and other factors as deemed relevant by the Company's Board of Directors.


Item 2    Legal Proceedings

The Officers and Directors of the Company certify that to the best of their knowledge and belief, neither the Company nor any of its Officers and Directors are parties to any legal processing of litigation. Further, the Officers and Directors know of no threatened or contemplated legal proceedings or litigation.


Item 3    Changes in and Disagreements with Accountants

          None

Item 4    Recent Sale of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities of the Company without registration since formation of the Company. No such sales involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

     a) On June, 27, 1998 the Company authorised the issuance of a total of 3,000,000 common shares of Thermal Ablation Technology Corporation (now 'Poker.com Inc.") to certain subscribers under a Private placement under Rule 504 of Regulation D whereby the company raised the sum of $150,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and Section 3(b) of the Securities Act of 1933 as amended.

     b) On February, 26/th/ 1999, the company issued a total of 200,000 shares of restricted common stock at a subscription price of $0.50c per share to a certain subscriber to a Private placement under Rule 504 of Regulation D whereby the company raised the sum of $100,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D section 4(6) and Section 3(b) and 4(2) of the Securities Act of 1933 as amended.


                  Date        Subscriber                Number      Share Price      Total
                  ----        ----------                ------      -----------      -----
              Feb 26, 1999     Saint Hilaire Limited      200,000    $0.50c           $100,000

     c) On September 17, 1999, the Company issued a total of 500,000 shares of restricted common stock to UniNet Technology, Inc., in respect of the purchase of the URL/Domain www.poker.com. The offer and the sale of
                                    -------------
          the stock were exempt from registration under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933, as amended. If the exemption under Rule 504 of Regulation D is not available, then Poker.Com believes that this offering is also exempt under Rule 506 and under Section 4(2) of the Securities Act of 1933, as amended. The management of Uninet was intimately familiar with Poker.Com's financial condition and its status as a development stage company, and had access to all relevant financial information concerning the company.

          If the foregoing exemptions are not available, then management believes that the offer and sale was also exempt under Regulation S and beyond the jurisdiction of Section 5 of the Securities Act of 1933, as amended. Both Poker.Com and Uninet Technologies, Inc. have their principal executive offices in Vancouver, British Columbia, Canada. All aspects of the transaction, and all communications concerning the transaction, took place in Vancouver, British Columbia, Canada.

    d) On September, 24/th/ 1999 the Company authorised the issuance of a total of 500,000 common shares of Poker.com Inc plus 1 warrant per share exercisable at $1 to certain subscribers to a Private placement under Rule 504 of Regulation D whereby the company raised the sum of $500,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and Section 3(b) and 4(2) of the Securities Act of 1933 as amended and the Washington Administrative Code 460-44A-300 and 460-44A-504. The shares were sold only to persons whom the issuer reasonably believes are accredited investors as defined in 17CFR 230.501(a) and are purchasing for investment purposes and not with the view to or for sale in connection with a distribution of a security.

              Date                      Subscriber                   Number       Share Price       Total
              ----                      ----------                   ------       -----------       -----
              24/th/ September, 1999    Roi, David                   150,000      $1.00             $150,000

              24/th/ September, 1999    Charlo Barbosa               100,000      $1.00             $100,000

              24/th/ September, 1999    EuroCapital Holdings AVV     250,000      $1.00             $250,000

     These shares have not yet been issued.

Item 5    Indemnification of Directors and Officers

The Company's Articles of Incorporation provide that the Company must indemnify its directors and officers, to the fullest extent permitted under the Florida Business Corporation Act against all liabilities incurred by reason of the fact that the person is or was a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit or other enterprise.

The effect of these provisions is potentially to indemnify the Company's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

                                   PART F/S

                         Index to Financial Statements

Report of Independent Auditors                                                          F1

Balance Sheets as of September, 30/th/ ,1999 (unaudited),
December 31, 1998 and 1997                                                              F2

Statement of Operations for the period from May 3/rd/ 1989 (inception) to
September 30, 1999 (unaudited), for the nine months ended September 1999 and
1998 (unaudited) and for the years ended
December 31, 1998 and 1997                                                              F3

Statement of Cash Flows for the period from May 3/rd/ 1989 (inception) to
September 30, 1999 (unaudited), for the nine months ended September 1999 and
1998 (unaudited) and for the years ended December 31, 1998 and 1997                     F4

Statement of Stockholders Equity (Deficit) from May, 1989 (inception)
To December 31, 1998                                                                    F5

Notes to the Financial Statements                                                       F6

                                      F1

                 AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

We have audited the balance sheets of Thermal Ablation Technologies Corporation as at June 30, 1999, December 31, 1998 and December 31, 1997 and the statements of operations, cash flows and shareholders' equity for the six months ended
June 30, 1999, the years ended December 31, 1998 and 1997 and for the cumulative period from inception, May 3, 1989, to June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Thermal Ablation Technologies Corporation as at June 30, 1999, December 31, 1998 and December 31, 1997 and the results of operations and its cash flows for the six months ended June 30, 1999, the years ended December 31, 1998 and 1997 and for the cumulative period from inception, May 3, 1989, to June 30, 1999, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. These financial statements do not include and adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                           "Grant Thorton"
July 8, 1999                                              Chartered Accountants

Poker.com, Inc.
(formerly Thermal Ablation Technologies Corporation and Sparta Ventures Corp.)
(A Development Stage Company)
Balance Sheets
U.S. Dollars

                                                        September 30,                   December 31,
                                              -----------------------------------------------------------
                                                          1999                       1998        1997
ASSETS                                                (Unaudited)
Curent Assets
Cash                                                        31,982                     5,898          --
Advances to related party                                  200,000                    17,223          --
                                              ----------------------------------------------------------

Total Current Assets                                       231,982                    23,121          --

Investment                                                       1                    90,298          --
Fixed Assets                                               377,440
                                              ----------------------------------------------------------

Total Assets                                               609,423                   113,419          --
                                              ==========================================================

LIABILITIES

Current Liabilities
Accounts Payable                                            82,426                    12,350          --
Advances from related party                                334,834
                                              ----------------------------------------------------------

Total Liabilities                                          417,260                    12,350          --

Share Capital
Authorized
 -- 100,000 shares of common stock, $0.01
    par value
 -- 5,000,000 shares of preferred stock,
     $0.01 par value issued and outstanding
 -- 4,700,000 common shares
(1998 - 4,000,000;  1997 - 1,000,000)                       47,000                    40,000      10,000
Additional paid-in capital                                 463,000                   120,000
Subscription received                                                                100,000
                                              ----------------------------------------------------------

Total Share Capital                                        510,000                   260,000      10,000

Accumulated Deficit                                       (317,837)                 (158,931)    (10,000)

Total Shareholders' (Deficiency) Equity                    192,163                   101,069
                                              ----------------------------------------------------------

Net Liabilities and Capital Deficiency                     609,423                   113,419
                                              ==========================================================

                The accompanying notes are an integral part of
                          these financial statements.

Poker.com, Inc.
(formerly Thermal Ablation Technologies Corporation and Sparta Ventures Corp.)(A development Stage Company)
 Statement of Operations
U.S. Dollars

                                        Cumulative,                     Nine months
                                        Inception to                        ended                                Year ended
                                        September, 30                   September 30,                           December 31,
                                        -------------------------------------------------------------------------------------
                                              1999               1999               1998                   1998       1997
                                          (Unaudited)         (Unaudited)      (Unaudited)
Revenue

Sale of Casino Licenses                     200,000              200,000               --                    --         --
Interest                                        977                   71              608                   906         --
                                        -------------------------------------------------------------------------------------

Gross Revenue                               200,977                   71              608                   906         --

Cost of Licenses Sold                       135,000              135,000               --                    --         --
Website development and maintenance           5,716                5,716               --                    --         --

Gross Margin                                 60,261               59,355              608                   906         --
                                        -------------------------------------------------------------------------------------

General and Administrative Expenses

Professional fees                            87,199               15,771           60,541                71,428         --
Management and consulting fees              112,254               40,573           22,764                61,681         --
Rent                                         25,668               14,228               --                11,460         --
Office supplies and services                  3,920                1,580              545                 2,340         --
General corporate expenses                    6,615                5,099              209                 1,516         --
Corporate Promotion                           2,215                  713            1,083                 1,412         --
                                        -------------------------------------------------------------------------------------

Total General and Administrative            237,801               77,964           85,142               149,387         --
Expenses

Investment written down                     140,297              140,297               --                    --         --
                                        -------------------------------------------------------------------------------------

Net Income (Loss) for period               (317,837)            (158,906)         (84,534)             (148,931)        --

Weighted average number of shares                              4,181,553        2,042,096             2,536,986  1,000,000
outstanding

Net Loss Per Share                                                 (0.04)           (0.04)                (0.06)

                The accompanying notes are an integral part of
                          these financial statements.

Poker.com Inc.
(formerly Thermal Ablation Technologies Corporation and Sparta Ventures Corp.)(A Development Stage Company)
Statement of Shareholders' Equity
Incorporation, May 3, 1989 to December 31, 1998
U.S. Dollars

                                                                                                                Total
                                                                 Additional                                 Shareholders'
                                       Number          Par        Paid in           Shares                      Equity
                                      of Shares       Value       Capital         Subscribed    Deficit      (Deficiency)
Issuance of Shares on
August 2, 1991 at
$0.01 per share                       1,000,000      10,000          --               --           --           10,000

Net loss, year ended
December 31, 1991                         --           --            --               --         (10,000)      (10,000)
                                    ---------------------------------------------------------------------------------------

Balance, December 31, 1991            1,000,000        --            --               --         (10,000)         --

Issuance of shares on June 27,        3,000,000      30,000       120,000             --            --         150,000
1998 at $0.05 per share

Share subscription received,
200,000 shares at $0.50                   --           --            --            100,000          --         100,000

Net loss, year ended
December 31, 1998                         --           --            --               --        (148,931)     (148,931)
                                    ---------------------------------------------------------------------------------------

Balance, December 31, 1998            4,000,000      40,000       120,000          100,000      (158,931)      101,069
                                    =======================================================================================

  The accompanying notes are an integral part of these financial statements.

Poker.com, Inc.
(formerly Thermal Ablation Technologies Corporation and Sparta Ventures Corp.)
(A Development Stage Company)
Statement of Cash Flows
U.S. Dollars

                                                   Cumulative              9 months
                                                  Inception to              ended                       Year ended
                                                  September 30           September 30                   December 31,
                                                  ---------------------------------------------------------------------
                                                      1999             1999           1998            1998      1997
                                                   (Unaudited)      (Unaudited)    (Unaudited)
Cash Flow from Operating Activities

Net Income (Loss) for the period                   (317,838)          (158,906)      (84,534)        (148,931)   --
Transactions affecting funds invested
in working capital
   -- advances to related party                    (200,000)          (182,777)      (66,213)         (17,223)   --
   -- advances from related party                   334,834            334,834          --               --
   -- increase in accounts payable                   82,426             70,076        16,406           12,350    --
   -- investment written down                       140,297            140,297          --               --
                                                  ---------------------------------------------------------------------

Net Cash Flow from Operating Activities              39,720            203,524      (134,341)        (153,804)   --
                                                  ---------------------------------------------------------------------


Cash Flow from Investing Activities

Acquisition of Fixed Assets                        (337,440)          (337,440)                          --
Acquisitions of Investment                         (140,298)           (50,000)       (5,000)         (90,298)   --

Cash Flow from Financing Activities

Proceeds from sale of common stock                  510,000            250,000       150,000          250,000    --

Increase (Decrease) in Cash during Period            31,892             26,084        10,659            5,898    --

Cash at the Beginning of the Period                    --                5,898          --               --

Cash at the End of the Period                        31,892             31,982        10,659            5,898    --
                                                  =====================================================================


  The accompanying notes are an integral part of these financial statements.

Poker.com Inc.
(formerly Thermal Ablation Technologies Corporation and Sparta Ventures Corp.)
(A Development Stage Company)

Notes to the Financial Statements
June 30, 1999
U.S. Dollars

     1.   Nature of Operations

          The Company was incorporated in the State of Florida on May 3, 1989 and remained inactive until June 27, 1998. The name of the Company was changed from Sparta Ventures Corp. to Thermal Ablation Technologies Corporation on October 23, 1998.

          The Company has not engaged in any commercial operations and has liabilities in excess of assets of $86,201. The ability of the Company to continue as a going concern is dependent upon its ability to raise equity funds to settle its liabilities and for use in future administrative and investment activities.



     2.   Significant Accounting Policies

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The principal area requiring the use of management estimates is the determination of the appropriate carrying values for the Company's investment. Actual results could differ from those estimates.

          Investments - Investments in which the Company does not have significant influence are recorded at the lower of cost and estimated market value.

          Translation of Foreign Currencies - Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at the rates in effect at the time of the transaction. Exchange gains and losses arising on translation are included in net income or loss for the period.

          Financial Instruments - The company has various financial instruments, including cash, receivables, and payables. The carrying values of these financial instruments approximate their fair values.

     3.   Advances to and from Related Party

          The advances to and from a related party are to and from a management company that employs the Company's executive officers. The balance owing at June 30, 1999 consists of costs incurred by the management company for the benefit of the Company. No interest has been charged on the advances or loans.


     4.   Long Term Investment

          The Company holds a 6% equity interest in Thermal Ablation Technologies Canada Ltd., a private British Columbia company that is engaged in the development of a device for use in the medical treatment of menorrhagia. During the six months ended June 30, 1999, the Company determined to sell this investment. The Company has recorded a valuation allowance to reflect uncertainty in the net realizable value of the investment.

     5.   Income Taxes

          At June 30, 1999, the Company has net operating losses carried forward of approximately $345,000 that may be offset against future taxable income through 2019. The potential tax benefits of the losses are offset by a valuation allowance of the same amount as there is a substantial probability that the losses will expire unused. Accordingly, no value of the potential tax benefit is reflected in the financial statements.



     6.   Share Capital

          During the year ended December 31, 1998 the Company adopted a stock option plan that permits the directors of the Company to grant to employees, officers and directors of the Company options to purchase up to an aggregate of 2,000,000 common shares of the Company. No options have yet been granted.


     7.   Related Party Transactions

The company paid the following expenses to companies that employ the executive officers of the Company:

                                        Six  months ended           Year ended                Year ended
                                        June 30, 1999            December 31, 1998         December 31, 1997
Management and                          $22,573                  $48,400                   --
consulting fees
Rent                                     14,228                   11,460                   --
Office supplies and                         646                    1,179                   --
Services

                                   PART III

                           Item 1. Index to Exhibits


Exhibit
Number        Name

2.1 Articles of Incorporation, restated as amended on September 11, 1998 and August 9, 1999

2.2      By Laws

3.1      Specimen Share Certificate of Common Stock

3.2      Warrant Agreement*

6.1      Agreement between UniNet Technology Inc. and Poker.com

6.2      Agreement between Poker.com and Antico Holdings

6.3      Agreement between Poker.com and the Directors Remuneration

6.4      Agreement between Casino Marketing and Gamingtech

6.5      Agreement between Poker.com and ASF Games

27.1     Financial Disclosure Schedule

*To be filed by amendment.

                                  SIGNATURES

Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                POKER.COM, Inc.


                             By /s/ Michael Jackson
                                --------------------
                                Michael Jackson.
                                Chief Executive Officer and Director

                               Index to Exhibits

2.1 Articles of Incorporation, restated as amended on September 11, 1998 and August 9, 1999

2.2      By Laws

3.1      Specimen Share Certificate of Common Stock

3.2      Warrant Agreement*

6.1      Agreement with UniNet Technology Inc. dated July 16, 1999.

6.2      Agreement between Poker.com and Antico Holdings dated September 30,
         1999

6.3      Agreement with Michael Jackson and Charlo Barbosa dated July 16, 1999

6.4 Master Software Sublicence Agreement between Casino Marketing and Gamingtech dated November 29, 1999

6.5 Licensing and Programming Agreement with ASF Software, Inc. dated November 29, 1999

27.1     Financial Disclosure Schedule

*To be filed by amendment.

49